UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1169
VOLUNTARY INVESTMENT PROGRAM FOR
HOURLY EMPLOYEES OF LATROBE STEEL COMPANY
(Full title of the Plan)
THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Audited Financial Statements and
Supplemental Schedule
Voluntary Investment Program for Hourly Employees
of Latrobe Steel Company
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Audited Financial Statements and Supplemental Schedule
December 31, 2007 and 2006, and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Latrobe Steel Company, Administrator of the
   Voluntary Investment Program for Hourly
   Employees of Latrobe Steel Company
We have audited the accompanying statements of net assets available for benefits of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio
June 20, 2008

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$3,539,384	$11,566,471
Participant notes receivable	8,483	195,251

Net assets available for benefits at fair value	3,547,867	11,761,722

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit- responsive investment contracts	8,593	13,104

Net assets available for benefits	$3,556,460	$11,774,826

See accompanying notes.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$414,628
Interest	2,241

Total additions	416,869

Deductions
Benefits distributed directly to participants	8,635,082
Administrative expenses	153

Total deductions	8,635,235

Net decrease	(8,218,366)

Net assets available for benefits:
Beginning of year	11,774,826

End of the year	$3,556,460

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements
December 31, 2007 and 2006, and
Year Ended December 31, 2007
1. Description of the Plan
The following description of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company (the Plan) provides only general information. Participants should refer to the 2002 401(k) Agreement Between Timken Latrobe Steel and the United Steelworkers of America AFL-CIO (2002 401(k) Agreement) for a more complete description of the Plan’s provisions.
General
Effective December 8, 2006, The Timken Company sold Latrobe Steel Company (the Company). As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions. However, the Timken Company, the Plan Administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The Plan is a defined contribution plan which covered hourly employees of the Company who were represented by the United Steelworkers of America (USWA). Employees of the Company became eligible to participate in the Plan upon completion of the eligibility requirements under the 2002 Insurance Agreement and upon completion of 1,000 hours of service within a twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants were able to contribute up to 15% of gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions were provided under the Plan. Upon enrollment, a participant could direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account changes daily through an automated telecommunication system and through the Internet.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account was credited with the participant’s contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants were able to elect to have their dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.
Vesting
Participants vested immediately in their contributions plus actual earnings thereon.
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
As a result of their termination of service to The Timken Company due to the sale of the Company, participants having a vested account balance greater than $1,000 were given the option of transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70 1/2 after which time the lump-sum or installment distribution options would apply.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Timken Company or the USWA shall notify the other party in writing that they desire to terminate the 2002 401(k) Agreement. The Plan may generally be amended by mutual consent of the Timken Company and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the balance in their separate account.
2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value that is based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information to develop those assumptions. Additionally, the standard expands the disclosures about fair value measurements to include separately disclosing the fair value measurements of assets or liabilities within each level of the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on the Plan’s financial statements.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Timken Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.
The Trustee maintains a collective investment trust of Timken common shares in which The Timken Company’s Defined Contribution Plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $18.18 and $16.20 at December 31, 2007 and 2006, respectively.
Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The fair value of investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
3. Investments
The Plan’s trustee, JP Morgan holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.
The following table presents a summary of the investments of the Master Trust as of December 31:

	2007	2006
Investments, at fair value as determined by quoted market price:
The Timken Company Common Stock Fund	$324,783,232	$328,532,326
Registered investment companies	340,698,963	276,803,386
Common collective funds	267,376,313	277,910,070

	932,858,508	883,245,782

Investment contracts, at fair value	149,281,023	145,405,625
Adjustment from fair value to contract value	3,584,578	1,818,969

Investment contracts, at contract value	152,865,601	147,224,594

	$1,085,724,109	$1,030,470,376

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2007, The Timken Company Common Stock Fund consisted of 17,865,552 units of the Timken Company’s common stock. The Plan’s interest in the Master Trust was 0.33% as of December 31, 2007.
Investment income relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income for the Master Trust is as follows:

	Year Ended December 31,
	2007	2006
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$41,478,441	$(29,486,575)
Registered investment companies	9,055,413	19,973,017
Common collective funds	14,493,137	37,607,507

	65,026,991	28,093,949
Net appreciation in investment contracts	5,567,300	4,447,290
Interest and dividends	26,138,420	19,254,001

Total Master Trust	$96,732,711	$51,795,240

4. Investment Contracts
Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
4. Investments Contracts (continued)
to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$3,556,460	$11,774,826
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,593)	(13,104)

Net assets available for benefits per the Form 5500	$3,547,867	$11,761,722

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
5. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
7. Related-Party Transactions
Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2007:

	Shares	Dollars

Purchased	1,909,011	$33,966,361
Issued to participants for payment of benefits	100,907	1,162,984
Dividends received	193,715	3,346,875

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
Notes to Financial Statements (continued)
7. Related-Party Transactions (continued)
Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company
EIN #25-0610595      Plan #018
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2007

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value
Participant notes receivable*	Interest rates ranging from 5.0% to 9.2% with various maturity dates	$8,483

*	Indicates party in interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT
PROGRAM FOR HOURLY
EMPLOYEES OF LATROBE STEEL
COMPANY

Date: June 20, 2008	By:	/s/ Scott A. Scherff Scott A. Scherff Assistant Secretary